SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: April 4th, 2007

FOR IMMEDIATE RELEASE

SILICOM ACHIEVES DESIGN WIN WITH ANOTHER
WORLD-LEADING WAN OPTIMIZATION PLAYER:
4TH DESIGN WIN IN EXPLODING MARKET

– First Production Quantities Already Shipped –

        KFAR SAVA, Israel, April 4, 2007 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that it has achieved a new Design Win for its BYPASS adapters with a U.S.-based global leader of the WAN optimization market, and that it has already delivered production quantities against the customer’s purchase order.

        The customer’s scalable WAN Optimization appliances are used by thousands of companies to monitor, shape, compress, accelerate and manage application traffic across all WAN links, whether in data centers, branch offices or remote sites. Silicom’s BYPASS adapters will be deployed in one line of the customer’s appliances to assure continuous traffic flow in the event of network disruption, automatically rerouting traffic around non-functioning components.

        In total, Silicom is now supplying BYPASS products to six suppliers of WAN Optimization appliances. In addition to the four Design Wins it has achieved in the booming WAN Optimization market, Silicom is also shipping BYPASS products to two security customers that have extended their offerings to include WAN Optimization solutions. This demonstrates that Silicom’s BYPASS adapters have become the continuity solution of choice for WAN Optimization appliances.

        “We are witnessing explosive growth in the Wan Optimization market, and believe that it will become a multi-billion dollar market that will last at least 2-3 years, benefiting many players including Silicom,” said Mr. Shaike Orbach, President and CEO of Silicom. “With four major WAN Optimization Design Wins and a growing flow of orders, including the $1.2 million repeat order that we received about a month ago from a Fortune 100 networking leader, we are more excited than ever regarding the WAN Optimization market’s potential to drive our revenues to a new level. To take full advantage of the opportunity, we continue with aggressive sales efforts to extend our market penetration.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: 1 866 704 6710 E-mail : kenny@gkir.com / ehud@gkir.com